EXHIBIT 23.4

Independent Auditors’ Consent

The Board of Directors
CareScience, Inc.:

We consent to the use of our report dated February 25, 2003, with respect to the consolidated balance sheet of CareScience, Inc. as of December 31, 2002, and the related consolidated statements of operations, mandatorily redeemable preferred stock and shareholders’ equity (deficit), and cash flows for the year ended December 31, 2002, incorporated herein by reference and to our firm under the heading “Experts” in the prospectus.

Our report refers to our audit of the adjustments that were applied and disclosures that were added to revise the 2001 and 2000 consolidated financial statements, as more fully described in Notes 2 and 3 to the consolidated financial statements. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 consolidated financial statements other than with respect to such adjustments and disclosures.

/s/ KPMG LLP
Philadelphia, Pennsylvania
August 19, 2003